bfinance US Limited

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS

Cash	$	125,095
Accounts receivable		880,142
Due from parent		549,933
Prepaid Expense		1,263
Security Deposit		6,100
TOTAL ASSETS	$	1,562,533

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	13,337
Due to parent		269,307
TOTAL LIABILITIES		282,644
Commitments and Contingencies (Note 6)		
SHAREHOLDER'S EQUITY		1,279,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,562,533